UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL

SEC FILE NUMBER
FORM 12b-25 NOTIFICATION OF LATE FILING	CUSIP NUMBER

(Check One):	[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR
For Period Ended: December 31, 2007
Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I - REGISTRANT INFORMATION WiFiMed Holdings Company, Inc. __________________________
Full Name of Registrant ______________________
Former Name if Applicable 2000 RiverEdge Pkwy, Suite GL 100A ________________________________
Address of Principal Executive Office (Street and Number) Atlanta, Georgia 30328 ____________________
City, State and Zip Code
PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and then registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]

(b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR or  portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report  of transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth  calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

                Due to a number of recent acquisitions beginning with the purchase of substantially all of the assets of JMJ Technologies, Inc. on October 1, 2007 (in which the Company's CEO resigned and was replaced with the current CEO), the February 29, 2008 acquisition of CyberMedx Medical Systems, LLC by a subsidiary of the Company, and ongoing negotiations for another acquisition, as well as the difficulty in consolidating and accounting for the large number of recent acquisitions, we will be unable to complete the consolidated audited financial statements before the filing deadline without unreasonable effort or expense.

PART IV - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification. Gregory D. Vacca 770 919-7220 ___ (Name) (Area Code) (Telephone Number)

(2)           Have all other periodic reports required Under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).   [X]   Yes   [ ]    No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X]  Yes   [ ]   No

               If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                See attached explanation.

__WiFiMed Holdings Company, Inc. _
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date March 31, 2008 By /s/ Gregory D. Vacca President and CEO

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

GENERAL INSTRUCTIONS

1.             The form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.             One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.             A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.             Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished.  The form shall be clearly identified as an amended notification.

5.             Electronic Filers.  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.  Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of this chapter).

             Explanation of Part IV (3) above

             As indicated by the historical financials of JMJ Technologies, Inc. ("JMJ"), as well as the pro-forma financials for the combination of JMJ with the Company on a consolidated basis, which the Company filed in its Current Report on Form 8-K/A on February 5, 2008, JMJ will bring a new revenue stream to the Company as a result of its key product, EncounterPRO EHR.  When comparing this new revenue source with that of the Company and its predecessors (which had nominal revenues prior to the recent changes of control on or about March 6, 2007 and again, with the purchase of JMJ's assets on or about October 1, 2007), there is a reasonable basis to anticipate a significant positive change in results of operations as compared to the corresponding period for the last fiscal year.